UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMARTHEAT INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

83172F203

(CUSIP Number)

Jimin Zhang 83 Gou Zhong Shang Ye Building, 33 Deng Shi Dou Street Beijing China 100006	Copy to: Newman & Morrison, LLP 1872 Pleasantville Road Suite 177 Briarcliff Manor, NY 10510 (914) 762-4265

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83172F203	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Jimin Zhang.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 928,425(3)
	8.	SHARED VOTING POWER 29,769,562 (1) (2)
	9.	SOLE DISPOSITIVE POWER 928,425 (3)
	10.	SHARED DISPOSITIVE POWER 76,211,425 (2) (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,769,562 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.69% (1)(2)(4)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) After giving effect to grants of voting proxies on February 4, 2019 in an aggregate of 40,933,023 shares of the Issuer’s Common Stock.

(2) Includes 928,425 shares of Common Stock held by Northtech.

(3) after giving effect to an increase in the number of authorized shares of Common Stock of the Issuer to 500,000,00 shares.

(4) Does not include shares of Common Stock that will be issued upon increase in the number of authorized shares of Common Stock of the Issuer to 500,000,00 shares.

CUSIP No. 83172F203	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of SmartHeat, Inc., a Nevada corporation (the “Issuer” or “Smartheat”). The address of the principal executive offices of the Issuer is 60 East Ren-Min Road, Da-Chai Dan Town, Xai Xi County, Qing Hai Province China 8000001.

Item 2.  Identity and Background.

(a)	This statement is being filed by Jimin Zhang, an individual residing in the Peoples Republic of China (the “Reporting Person”).
(b)	The address of the Reporting Person is 83 Gou Zhong Shang Ye Building, 33 Deng Shi Dou Street, Beijing China 100006
(c)	The Reporting Person is the managing director and sole owner of Northtech Holdings, Inc., a British Virgin Islands company (“Northtech”).
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 10, 2017 the Reporting person acquired all of the common shares of Northtech and purchased 928,435 shares of Common Stock of the Issuer in private transactions at a purchase price of $.001 per share from personal funds.

On December 31, 2018, the Issuer completed a series of transactions set forth in the Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”), dated December 31, 2018, by and among the Issuer, Mid-Heaven Sincerity International Resources Investment Co., Ltd, a company incorporated under the laws of the British Virgin Islands (“Mid-Heaven”), Mao Zhang, Jian Zhang, and Ying Zhao, constituting all of the shareholders of Mid-Heaven (the “Mid-Heaven Shareholders”) whereby the Issuer issued an aggregate of 186,588,264 shares of its common stock, par value $.001 per share (the Common Stock”) to the Mid-Haven Shareholders as consideration for the exchange of 100% of the ownership shares of Mid-Heaven (the “Acquisition”). In connection with the transaction, Mao Zhang will be issued 141,919,034 shares of Common Stock, Jian Zhang will be issued 39,015,606 shares of Common Stock and Ying Zhao will be issued 5,653,624 shares of Common Stock representing 53.2%, 14.6% and 2.1% of the issued and outstanding stock, respectively, upon the effective date of a Schedule 14C relating to the increase of the authorized shares of the Issuer to 500,000,000 shares which has been approved by written consent by a majority of the stockholders of the Issuer.

CUSIP No. 83172F203	13D	Page 4 of 5 Pages

On January 24, 2019, the Share Exchange Agreement was amended to reduce the number of shares of Common Stock issued to the Mid-Haven Shareholders from 186,588,264 shares to 106,001,971 shares. As a result, Mao Zhang will be issued 80,625,099 shares of Common Stock, Jian Zhang will be issued 22,165,012 shares of Common Stock and Ying Zhao will be issued 3,211,860 shares of Common Stock representing approximately 43.3%, 11.9% and 1.73% of the issued and outstanding stock, respectively, after the effective date of the increase of the authorized shares of Common Stock of the Company to 500,000,000.

Until the shares of stock are issued to the Mid-Haven Shareholders, Northtech Holdings Inc. granted a proxy to the Mid-Haven Shareholders to vote an aggregate of 40,933,024 shares of the Issuer’s Common Stock or 41% of the issued and outstanding stock of the Issuer, which shall automatically expire upon issuance of shares due to the Mid-Haven Shareholders. The proxy was granted on February 4, 2018.

Item 4.  Purpose of Transaction.

Mr. Zhang acquired Northtech and the shares of the Issuer for investment purposes.

Item 3 is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)

See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Zhang is a director and the Chief Executive Officer of the Issuer. He will be paid a salary of $150,000 per annum in connection with his position as Chief Executive Officer. Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 83172F203	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2019	By:	/s/ Jimin Zhang by /s/ Robert Newman as Attorney in Fact for Jimin Zhang